Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-141425-3

March 20, 2007

The Connecticut Light and Power Company

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company
Security:	$150,000,000 5.75% First and Refunding Mortgage Bonds, 2007 Series B due March 1, 2037
Maturity:	March 1, 2037
Coupon:	5.75%
Price to Public:	99.032% of face amount
Yield to Maturity:	5.819%
Spread to Benchmark Treasury:	+110 basis points
Benchmark Treasury:	4.50% due February 15, 2036
Benchmark Treasury Yield:	4.719%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2007
Redemption Provisions:
Make-whole call:	At any time at a discount rate of Treasury plus 20 basis points
Settlement:	March 27, 2007
CUSIP	207597 DX0
Anticipated ratings:	A3 by Moody’s Investors Service BBB+ by Standard & Poor’s Ratings Services A- by Fitch Ratings
Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. Wachovia Capital Markets, LLC
Co-Managers:	BNY Capital Markets, Inc. Wells Fargo Securities, LLC Wedbush Morgan Securities Inc. The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Wachovia Capital Markets, LLC at 1-704-593-7559.